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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section RECEIVED MAR 03 2015 Wash., D.C. 194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dean Bradley Osborne Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3700
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Mark H Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dean Bradley Osborne Partners LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CO-PRESIDENT AND PARTNER
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEAN BRADLEY OSBORNE PARTNERS LLC
(SEC ID. No. 8-68949)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2015, by
Date *Month* *Year*

(1) Mark H Bradley

~~(and (2)~~),

Name(s) of Signer(s)

G. COMPTON
Commission # 2072415
Notary Public - California
San Francisco County
My Comm. Expires Jun 23, 2018

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature [signature]

Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: DBO Partners FIS Affidavit **Document Date:** ______

Number of Pages: ____ **Signer(s) Other Than Named Above:** ______

CONTENTS

BPM
BURR PILGER MAYER
600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 **Fax** 415.288.6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Dean Bradley Osborne Partners LLC:

We have audited the accompanying financial statements of Dean Bradley Osborne Partners LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dean Bradley Osborne Partners LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Burr Pilger Mayer, Inc.

San Francisco, California
March 2, 2015

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	644,942
Prepaid expenses		1,200
Total assets	$	646,142

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$	66,783
Total liabilities		66,783
Commitments and contingencies (Note 5)		
Member's capital		579,359
Total liabilities and member's capital	$	646,142

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF INCOME

For the year ended December 31, 2014

Revenues:	
Investment banking and advisory	$ 43,676,938
Expenses:	
Professional fees	147,376
Taxes and regulatory fees	123,182
Total expenses	270,558
Net income	$ 43,406,380

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

For the year ended December 31, 2014

Member's capital, January 1, 2014	$ 912,979
Distributions	(43,740,000)
Net income	43,406,380
Member's capital, December 31, 2014	$ 579,359

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 43,406,380
Change in assets and liabilities:	
Prepaid expenses	(1,200)
Accounts payable	22,189
Net cash provided by operating activities	43,427,369
Cash flows from financing activities:	
Capital distributions	(43,740,000)
Net cash used in financing activities	(43,740,000)
Net decrease in cash	(312,631)
Cash, beginning of year	957,573
Cash, end of year	$ 644,942
Supplemental information:	
Income taxes paid	$ 10,645

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Dean Bradley Osborne Partners LLC (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on February 8, 2012 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California and also in the state of New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is Dean Bradley Osborne LLC (the "Parent" or "DBO"). DBO is a non-operating holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 5).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors. The Company is often paid a success fee upon the completion of serious transactions.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Advisory Income

Advisory fees are derived primarily from providing investment advice, research, and administrative services. Income is recognized as services are rendered and the pricing and collectability of the service is assured.

Continued

1. Organization and Summary of Accounting Policies, continued

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2014, there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities. The Company has no financial instruments that are required to be adjusted to fair value on a recurring basis.

Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not believe they have any uncertain tax positions.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2011 (year of inception) forward.

Significant Customers

For the year ended December 31, 2014, three customers accounted for 85% of total revenues.

2. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and developed a common revenue recognition standard for GAAP and IFRS. Under the guidance, an entity should recognize revenue when the entity satisfies a performance obligation within a contract at a determined transaction price. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company does not expect the adoption of this standard will materially impact the Company's statements of assets and liabilities or statements of revenues and expenses.

Continued

3. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement. The Company is required to notify FINRA of withdrawals in excess of $500,000 within a 30-day period.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Company had net regulatory capital of $578,159, which was $573,159 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.0 as of December 31, 2014.

5. Related Party Transactions

The Company maintains an Expense Sharing Agreement with its sole member, Dean Bradley Osborne LLC. Pursuant to that agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2014, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses.

If the Expense Sharing Agreement was not in place, the Company would need to procure the services covered in the agreement and its financial results could be materially different.

The Company formed Dean Bradley Advisors and Fitness Capital Partners Fund in order to assist with a merger and acquisition deal that occurred in 2014. This transaction accounted for 17% of total revenues. The Company does not expect to utilize these entities in the future.

6. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014 and were subsequently settled had no material effect on the financial statements as of that date. As of December 31, 2014, there were no contingencies.

Continued

7. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

8. Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

DEAN BRADLEY OSBORNE PARTNERS LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Net capital:		
Total member's capital		$ 579,359
Deductions and/or charges:		
Non-allowable assets:		
Other assets	(1,200)	
Total deductions and/or charges		(1,200)
Net capital		$ 578,159
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 66,783	
Total aggregate indebtedness (A.I.)		$ 66,783
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 4,452
Minimum dollar requirement		$ 5,000
Excess net capital		$ 573,159
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 571,481
Ratio: Aggregate indebtedness to net capital		11.5%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

DEAN BRADLEY OSBORNE PARTNERS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BPM
BURR PILGER MAYER
600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Dean Bradley Osborne Partners LLC:

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Dean Bradley Osborne Partners LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

San Francisco, California
March 2, 2015

DEAN BRADLEY OSBORNE

One Embarcadero Center, Suite 3700
San Francisco, CA 94111

March 2, 2015

Dean Bradley Osborne Partners LLC
One Embarcadero Center, Suite 3700
San Francisco, CA 94111

To Burr Pilger Mayer, Inc.:

Dean Bradley Osborne Partners LLC (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2014, without any exceptions.

Sincerely,

Gordon G. Dean, Chairman and Co-President

Mark H. Bradley, Co-President and Treasurer

BPM
BURR PILGER MAYER
600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Dean Bradley Osborne Partners LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Dean Bradley Osborne Partners LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting an overstatement of revenue by $102,450 from audited financial statements;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting a $256 overpayment in fees caused by overstatement in revenue noted in Procedure 2; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
March 2, 2015